Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, August 8, 2007 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter ended June 30, 2007.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on June 30, 2007, the exchange rate was CAD$1.00=US$0.9386.

Corporate Development
The following significant events have occurred since our last quarterly report:

•
In May 2007, we announced that Astellas Pharma Canada, Inc., an affiliate of our co-development partner, Astellas Pharma US, Inc., filed a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada seeking Canadian approval to market the intravenous formulation of vernakalant (iv).

•
In June 2007, we and our co-development partner Astellas announced positive results from our Phase 3 clinical study, called ACT 2.  The trial evaluated the efficacy and safety of vernakalant (iv) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery.

Results of Operations
Net loss for the second quarter of 2007 (Q2-2007) was $14.6 million, or $0.23 per share, compared to a net loss of $14.7 million, or $0.28 per share for the same period in 2006 (Q2-2006).

Total revenue decreased to $1.1 million in Q2-2007 from $2.1 million in Q2-2006.  The decrease in revenue was attributable to decreased research collaborative fees from our partner Astellas as clinical programs related to vernakalant (iv) near completion.

Research and development costs for Q2-2007 were $9.8 million, compared to $11.2 million for Q2-2006.  The decrease of $1.4 million in research and development expenditures was primarily due to a decrease in costs incurred for our vernakalant (iv) programs and higher costs in Q2-2006 related to manufacturing and other costs related to the Phase 2a pilot study for vernakalant (oral).  General and administration expenses were $4.8 million, an increase of $1.6 million from $3.2 million in Q2-2006.  The increase was primarily due to increased wages and benefits with the addition of personnel in support of expanded business development and operational activities.  Stock-based compensation, a non-cash item included in operating expenses, was $2.1 million for the quarter, as compared to $1.7 million for the same period in 2006.

Liquidity and Outstanding Share Capital
As of June 30, 2007, we had cash, cash equivalents and short-term investments of $100.4 million.

As of July 30, 2007, we had 63,518,492 common shares issued and outstanding and 5,142,983 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.22 per share.

Conference Call Notification
Cardiome will hold a conference call and webcast on Wednesday, August 8, 2007 at 4:30 pm EDT (1:30 pm PDT).  Please dial 866-540-8136 or 416-340-8010 to access the call.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF).  Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005.  Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.  Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007.  An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.  Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.  A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED CONSOLIDATED BALANCE SHEETS

Expressed in thousands of Canadian dollars. Prepared in accordance with Canadian GAAP.	June 30, 2007 (unaudited)	December 31, 2006 (audited)

Cash and cash equivalents	$14,683	$23,400
Short-term investments	85,698	32,172
Accounts receivable	4,153	3,628
Prepaid expenses and other assets	4,525	869
Total current assets	109,059	60,069
Property and equipment	4,870	4,427
Intangible assets	24,849	3,203
Deferred financing costs	-	892
Total assets	$138,778	$68,591

Current liabilities	$10,483	$14,618
Long-term portion of deferred leasehold inducement	1,033	1,120
Shareholders’ equity	127,262	52,853
Total liabilities and shareholders’ equity	$138,778	$68,591

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended		For the Six Months Ended
Expressed in thousands of Canadian dollars. Prepared in accordance with Canadian GAAP.	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Revenue
Licensing fees	$449	$449	$898	$1,496
Research collaborative fees	649	1,685	1,910	3,690
	1,098	2,134	2,808	5,186

Expenses
Research and development	9,771	11,195	21,601	20,244
General and administration	4,831	3,240	9,447	6,100
Amortization	824	395	1,295	759
	15,426	14,830	32,343	27,103
Operating loss	(14,328)	(12,696)	(29,535)	(21,917)

Other income
Interest and other income	1,297	679	2,704	1,449
Foreign exchange loss	(1,555)	(2,788)	(1,791)	(2,536)
	(258)	(2,109)	913	(1,087)

Loss before income taxes	(14,586)	(14,805)	(28,622)	(23,004)
Future income tax recovery	-	58	-	140
Net Loss for the period	(14,586)	(14,747)	(28,622)	(22,864)
Basic and diluted loss per common share[1]	$(0.23)	$(0.28)	$(0.46)	$(0.44)
Weighted average number of outstanding common shares	63,370,297	53,010,793	62,133,737	52,468,447
1Basic and diluted loss per common share based on the weighted average no. of common shares outstanding during the period.